SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2001

                              --------------------

                                 ACTIVCARD S.A.
             (exact name of registrant as specified in its charter)

                              --------------------

                        24-28 Avenue du General de Gaulle
                           92156 Suresnes Cedex France
                    (Address of Principal Executive Offices)

                              ---------------------

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F |X|   FORM 40-F|_|

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES |_|   NO |X|

                           Forward Looking Statements

                  This Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures which are "Forward-looking statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the ActivCard S.A. 1999 Annual Report, which is available from the Company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

                  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

                                ----------------

                  This Form 6-K includes:

                  o the press release, "ActivCard Acquires Authentic8 Intl. Accelerates Adoption of Digital Identification Applications" dated February 21, 2001.

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: February 26, 2001

                                        ACTIVCARD S.A.



                                        By:    /s/ Jean-Gerard Galvez
                                            ------------------------------------
                                            Name:  Jean-Gerard Galvez
                                            Title: President and Chief Executive
                                                   Officer